FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, April 28, 2010

Mr. Superintendent of Securities and Insurance

RE:           Complementary information submitted regarding Material Fact N°574 of March 1st, 2010

Dear Sir:

The undersigned, as President and Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter “Arauco” or the “Company,” both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes; a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, hereby supplements the information regarding the advancement of efforts to reestablish company operations that were affected by the earthquake and tidal wave of February 27, 2010.

As was communicated earlier, the Valdivia Pulp Mill, located in San José de la Mariquina, in Región XIV of los Ríos, which has an annual authorized production capacity of 555,000 tons of pulp, has been operating normally since March 21, 2010.

With respect to the pulp mills of Licancel, Nueva Aldea and Línea I de Arauco, they have initiated their production process this week and are anticipated to regain their production capacities in the next few days.

The Licancel Pulp Mill, located in Licantén, in Chile’s Region VII of Maule, has an annual production capacity of approximately 140,000 tons of pulp.  The Nueva Aldea Pulp Mill, located in Nueva Aldea, in Region VIII of Bío Bío, has an annual production capacity of approximately 1,000,000 tons of pulp.  Lastly, the Arauco Pulp Mill, Line I, located in Horcones, in Region VIII of Bío Bío, has an annual production capacity of approximately 290,000 tons of cellulose.

With respect to the Constitución Pulp Mill, located in Constitución, in Region VII of Maule, which has an annual production capacity of approximately 355,000 tons of pulp; it is estimated to initiate its production process during the month of May.

Lastly, with respect to Line II of the Arauco Pulp Mill, which has an annual production capacity of approximately 500,000 tons of pulp, the repair process is ongoing; which includes, in particular, the repair of the recovery boiler.  It is not yet possible to predict when production will be reinitiated.

Finally, we inform you that all other forestal and industrial activities of the Company are now completely normalized, including the panel plants, sawmills, wood remanufacturing facilities and those facilities designated for the generation of biomass energy.

Best Regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. – Bolsa de Comercio de Santiago
La Bolsa Nº 64, Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14- Santiago

-Bolsa de Valores de Valparaíso
Casilla 218-V- Valparaíso

- Representante de Tenedores de Bonos (Banco Santander)
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   May 7, 2010                                                              By:          /s/ Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer